Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Launches Beamcaster 2.0 to Dramatically Cut Costs for
Secure High Bandwidth Communications

Wireless optical solution significantly reduces hardware requirements and installation time

Tel Aviv, Israel – May 27, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution, announced today the launch of Beamcaster 2.0, a wireless optical network with a new system design significantly lowering the total solution cost per user.  By increasing the number of users that are supported by each smart outlet (SO) from one to six, enabling each system to support 48 users, high density open space environments can experience secure, high bandwidth communications networks with significantly lower costs and faster deployments.  One large telecommunications provider in Asia estimates that this new design results in an installation time of 1-2 days compared with several weeks to install a comparable secure and high bandwidth wireline network.

Beamcaster 2.0 is designed for environements  that require secure communications, high bandwidth with low latency, and scalability to support rapid growth.  The solution provides point-to-multipoint wireless optical communications with speeds of up to 1Gbps for each SO.  Beamcaster 2.0’s optical transmissions are highly secure and difficult to hack or intercept.  In addition, Beamcaster 2.0  is  easy to install and can adjust easily to physical layout changes and employee moves.

The previous version, Beamcaster 1.0 is currently deployed at several sites in North America and Asia, with the latest successful deployment in China for a leading IT company. A telecom operator in APAC has expressed interest in using Beamcaster 2.0 to provide connectivity as a service where the savings from this new technology can be passed down to their customers.  Several consumer product manufacturers showed interest in using this technology to avoid leakage of confidential product information and intellectual property that can occur using standard wireless networks.

“Asia has unique working conditions that can benefit from solutions that  support high density environments”, said Ron Kamini, Head  of Products Management at RiT.  “More and more companies in this region need to share large files securely at high speeds and this technology provides them with more economical and flexible connectivity that grows with them.”

RiT’s wireless optical solution Beamcaster 2.0 will be demonstrated next week at CommunicAsia, June 2 – June 5, at Marina Bay Sands Singapore, at Booth BA3-12.  Beamcaster 2.0 will be commercially available in Q4 2015.  RiT will also have on display a robot that can share high volumes of production data securely while in motion, using RiT's innovative wireless optical technology.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solution designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Ron Kamini Head of Product Management M: +972. 52.304.6014 ron.kamini@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com